[LETTERHEAD OF GOLDMAN SACHS ETF TRUST]

April 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)
Request for Withdrawal of Post-Effective Amendments
File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
119	8/2/2018	485APOS	0001193125-18-235279
134	10/15/2018	485BXT	0001193125-18-298934
141	11/13/2018	485BXT	0001193125-18-325596
147	12/13/2018	485BXT	0001193125-18-348559
161	1/10/2019	485BXT	0001193125-19-005872
176	2/7/2019	485BXT	0001193125-19-030522
185	3/7/2019	485BXT	0001193125-19-066719
194	4/4/2019	485BXT	0001193125-19-097455

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs HFR Hedge Tracker Multi-Strategy ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Allison M. Fumai of Dechert LLP, at (212) 698-3526.

Sincerely,

/s/ Caroline L. Kraus

Caroline L. Kraus

Secretary